

16013771

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 29 2016

Washington DC
416

SEC FILE NUMBER
8- 33132

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ustocktrade Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Grove Street, Suite 2-400
(No. and Street)

Newton	MA	02466
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Mattera 631-472-3998
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

1800 Rivercrest, Ste. 720	Sugar Land, TX		77478
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Ham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ustocktrade Securities, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

MAXWELL J. MAHONEY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
November 12, 2021

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ustocktrade Securities, Inc
Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2015

Contents

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Ustocktrade Securities, Inc.
275 Grove Street, Suite 2-200
Newton, MA 02466

Report on the Financial Statements

I have audited the accompanying financial statements of Ustocktrade Securities, Inc. (the "Company") which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ustocktrade Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.



Houston, TX
February 25, 2016

Nathan T Tuttle, CPA

Ustocktrade Securities, Inc.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2015

ASSETS		
Cash	$	180,652
Cash with Clearing Brokers		174,893
Cash segregated for Customers		59,321
		414,866
Prepaid expenses and other current assets		57,589
Total current assets		472,455
Fixed assets, net		-
Total Assets	$	472,455
LIABILITIES AND MEMBER'S EQUITY		
Current Liabilities:		
Accounts payable and accrued liabilities	$	64,726
Total Liabilities		64,726
Commitments and contingencies		-
Stockholders' equity:		
Common stock; $1 par value; authorized 1,000 shares; Issued and outstanding - 1,000 shares		1,000
Additional Paid-in Capital		1,519,833
Retained Deficit		(1,113,104)
Total Stockholders' Equity		407,729
Total Liabilities and Stockholders' Equity	$	472,455

The accompanying notes are an integral part of these financial statements.

Ustocktrade Securities, Inc.
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2015

Revenue:		
Commissions	$	175
Loss on Principal trading		(81)
Total revenue		94
Expenses:		
Compensation and Benefits		475,268
Professional Fees		159,883
Clearing and Operations		76,931
Regulatory Fees		35,076
Rent		28,073
Office Expenses		8,330
Communications and Technology		5,896
Business Development		321
Total expenses		789,778
Net Loss	$	(789,684)

The accompanying notes are an integral part of these financial statements.

Ustocktrade Securities, Inc.
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2015

CASH USED IN OPERATING ACTIVITIES:	
Net Loss	$ (789,684)
Adjustments to reconcile net loss to	
cash used in operating activities:	
(Increase) Decrease in Assets:	
Prepaid expenses and other current assets	(40,647)
Increase (Decrease) in Liabilities:	
Funds payable to Customers	51,805
Funds payable to Clearing Broker	7,515
Accounts payable	(42,016)
Accrued expenses	5,406
	(807,621)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	1,005,000
Net increase in cash	197,379
Cash, beginning of year	217,487
Cash, end of year	$ 414,866

The accompanying notes are an integral part of these financial statements.

Ustocktrade Securities, Inc.
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended December 31, 2015

	Common Stock				
	Number of Shares Outstanding	Amount	Paid-in Capital	Retained Deficit	Total Stockholders' Equity
Balance - December 31, 2014	1,000	$ 1,000	$ 514,833	$ (323,420)	$ 192,413
Net loss for the year	-	-	-	(789,684)	(789,684)
Capital Contributions	-	-	1,005,000	-	1,005,000
Balance - December 31, 2015	1,000	$ 1,000	$ 1,519,833	$ (1,113,104)	$ 407,729

The accompanying notes are an integral part of these financial statements.

1. **Organization:**

Ustocktrade Securities, Inc. (the "Company" or the "Firm") is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company conducts general securities business activities through both fully-disclosed and omnibus capacities.

The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volumes and price levels of securities, changes in interest rates, and securities brokerage services, all of which impact the Firm's liquidity.

The Company's main office is located in Newton, Massachusetts. The Firm maintains both a fully-disclosed and omnibus clearing relationship with Electronic Transaction Clearing Corp. ("ETC") in Los Angeles, California.

2. **Summary of Significant Accounting Policies:**

The following are the significant accounting policies followed by the Company:

Basis of Accounting – The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents – The Company considers as cash and cash equivalents all short-term investments with an original maturity of three months or less.

Revenue – Securities transactions and related revenue and expense are recorded on a trade-date basis.

Income Taxes – The Company's method of accounting for income taxes conforms with FASB ASC 740, formerly *Statement of Financial Accounting Standards No. 109* ("SFAS No. 109").

This method requires the recognition of deferred tax assets and liabilities for the expected future tax considerations of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Management regularly assesses the likelihood that any deferred tax assets will be recovered from future taxable income. To the extent management believes that it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is established.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent Events – Management has evaluated for subsequent events occurring between December 31, 2015 and February 25, 2016, the date these financial statements were issued, and has determined that no subsequent events occurred during that period requiring any disclosure in the financial statements.

Fair Value – As required by the *fair value* topic of the *FASB Accounting Standards Codification,* fair value is defined as the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at a measurement date.

The *fair value* topic also establishes a framework for measuring fair value, and a three-level hierarchy for such measurement, based upon the transparency of inputs to the valuation of an asset or liability.

The three-tier *fair value* hierarchy of inputs is summarized, as follows:

- Level 1 – quoted prices in active markets for identical investments
- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodologies used for valuing securities are not necessarily indicative of the risk(s) associated with investing in those securities.

The Firm did not own any securities at December 31, 2015, and therefore did not need to determine associated *fair value(s)* per the inputs, described above.

Comprehensive Income – Statement of Financial Accounting Standards ("SFAS") No. 130 – *Reporting Comprehensive Income* establishes requirements for disclosure of Comprehensive Incomes that include certain items previously not reported in the statement of operations, including unrealized gains and losses on available for-sale securities, foreign currency translation adjustments, and other such occurrences.

During the year-ended December 31, 2015, the Company did not have any significant components of Comprehensive Income to report.

3. Computation for Determination of Reserve Requirements:

The Company operates in accordance with two exemption provisions of Paragraph (k) of SEC Rule 15c3-3.

All transactions during the fiscal year–ended December 31, 2015, were cleared through Electronic Trading Clearing Corp ("ETC"), with which the Firm has a fully-disclosed omnibus clearing arrangement. The Company conducts these transactions through its (k)(2)(ii) Exemption to SEC Rule 15c3-3.

The Firm also holds customer funds at its fully segregated Special Reserve account at Avidia Bank for the purposes of trading securities through the ETC clearing arrangement. The Company performs these activities through its (k)(2)(i) Exemption to SEC Rule 15c3-3.

4. Net Capital Requirements:

The Company is a member of the FINRA, and is subject to the SEC Uniform Net Capital Rule 240.15c3-1, which requires the ongoing maintenance of minimum net capital of $250,000 and a maximum ratio of aggregate indebtedness-to-net capital, both as defined, shall not exceed 15-to-1. Net capital and the related aggregate indebtedness ratio both can possibly fluctuate on a moment-to-moment basis during the trading day.

At December 31, 2015, the Company had net capital of $350,140, which was $100,140 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness-to-net capital was 0.1849-to-1.

5. SIPC Reconciliation Requirement:

SEC Rule 240.17a-5(e)(4) requires a registered broker-dealer to file a supplemental report, which includes procedures related to its SIPC annual general assessment reconciliation of, or exclusion from such membership assessment forms.

In circumstances where the broker-dealer reports $500,000 or less in gross revenue, such firm is not required to file the supplemental SIPC report. The Company is exempt from filing this report under Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

6. Possession or Control Requirements:

The Company maintains and controls customer funds within its fully segregated Special Reserve cash account at Avidia Bank, for the purposes of trading securities, through the Firm's fully-disclosed Omnibus clearing arrangement with ETC. There were no inadequacies in the procedures followed in adhering to the Firm's exemption provisions of both SEC Rules 240.15c3-3(k)(2)(i) and (ii).

7. Interest Expenses:

The Company did not pay or incur any interest expenses to various creditors during the year-ended December 31, 2015.

8. Subsequent Events:

From December 31, 2015 through February 25, 2016, the Company is not aware of any events that may have material effect on the financial statements.

9. Off-Balance-Sheet Risk and Concentration of Credit Risk:

Pursuant to a clearing agreement with ETC, the Company introduces all of its securities transactions to ETC on a fully-disclosed, omnibus basis, except for the direct purchases of mutual funds, variable annuities and private placements. Therefore, all of the Company's money long/short security positions are carried on the books of the clearing broker or the mutual fund, insurance company and issuer of a private placement.

Under certain conditions, as defined in the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practices and regulatory requirements, the Company and clearing broker monitor collateral on the Company's introduced transactions. All of the Company's securities transactions and the corresponding receivables from the clearing broker comply with the provisions of the clearing agreement.

10. Income Taxes:

At December 31, 2014, the Company had a total operating tax-loss carry-forward balance of $245,016, which resulted from the Firm's corporate acquisition on May 18, 2014. For the year-ended December 31, 2015, the Company lost $789,684 in operations, adjusting its total tax-loss carry-forward balance to $521,405.

Since the Firm has no history of operating income to-date, these tax-loss carry-forward allowances have been fully reserved, and are not presented within the financial statements.

The following schedule lists the Firm's tax-loss carry-forward balances, resulting from its 2014 corporate acquisition:

Year-Ended	Tax-Loss Carry-Forward Balance		
2012	$ 80,579		
2013	35,132		
2014	129,305		
	245,016		
2015	276,389	35% of	$ 789,684
Total Tax-Loss Carry-Forward at 12/31/2015	$ 521,405		

Ustocktrade Securities, Inc.

Supplementary Schedules Pursuant to Rule 240.17a-5
of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2015

Computation of Net Capital:

Total Stockholder's Equity	$	407,729
Less: Non-Allowable Assets		
Prepaid expenses		(57,589)
Tentative Net Capital		350,140
Total Securities Charges		-
Net Capital	$	350,140

Computation of Net Capital Requirement:

Minimum Net Capital Requirement of Reporting Broker-Dealer	$	250,000
Minimum Net Capital required as Percentage of Aggregate Indebtedness	$	4,315
Net Capital Requirement (greater)	$	250,000
Excess Net Capital	$	100,140
Total Aggregate Indebtedness	$	64,726
Percentage of Aggregate Indebtedness-to-Net Capital		18.49%

Reconciliation of Net Capital Computation under Rule 15c3-1:

Net Capital Computed and Reported on FOCUS II as of December 31, 2015	$	350,140
Adjustments:		
Increase (Decrease) in Equity		-
(Increase) Decrease in Equity		-
(Increase) Decrease in Securities Charges		-
Net Capital per Audit	$	350,140

Ustocktrade Securities, Inc.
Supplementary Schedules Pursuant to Rule 240.17a-5
of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Statement Related to Uniform Net Capital Rule:

The Company is a member of FINRA and is subject to the SEC 1934 Uniform Net Capital Rule 240.15c3-1. This rule requires both the ongoing maintenance of minimum net capital and that the ratio of aggregate indebtedness-to-net capital, both as defined, shall not exceed 1500% (15-to-1). Net capital and the related aggregate indebtedness ratio fluctuate on a moment-to-moment basis.

At December 31, 2015, the Company had net capital of $350,140, which was $100,140 in excess of its required minimum net capital. The Company's aggregate indebtedness represented 18.49% of its net capital.

The Company elected to use the basic net capital computation method, permissible by the rule, which requires the Firm to maintain minimum net capital pursuant to a fixed dollar amount ($250,000) or 6 and 2/3% of total aggregate indebtedness (whichever is greater) and does not, therefore, calculate its net capital under the alternative reserve requirement method.

Statement Related to Exemption Provision (Possession and Control):

The Company holds possession and control of customer funds for customer trading purposes through the Firm's fully-disclosed omnibus clearing arrangement with ETC, which the Firm is permitted to hold pursuant to its (k)(2)(ii) Exemption to the SEC Customer Protection Rule (15c3-3).

Prior to trading, the Company holds such customer funds in its fully segregated bank account at Avidia Bank. The Firm uses its (k)(2)(i) Exemption to the SEC Customer Protection Rule (15c3-3) in order to hold these customer funds, and transfer such funds to ETC for trading purposes.

There were no inadequacies in the procedures followed in adhering to the exemption provisions of either SEC 1934 Rule 240.15c3-3(k)(2)(i) or (k)(2)(ii); as all customer transactions cleared through ETC, pursuant to the fully-disclosed omnibus clearing arrangement.

Statement Related to Material Inadequacies:

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement, as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single ("FOCUS") report, filed pursuant to SEC 1934 Rule 240.15c3-1.

Statement Related to SIPC Reconciliation:

SEC 1934 Rule 240.17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealer's SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue, it is not required to file the supplemental SIPC report.

The Company is exempt from filing the supplemental SIPC report under Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue for the year-ended December 31, 2015.

Ustocktrade Securities, Inc.

Supplementary Schedules Pursuant to Rule 240.17a-5

of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2015

Exemption Report pursuant to SEC 1934 Rule 17a-5(d)(1)(i)(B)(2)

February 25, 2016

Nathan T. Tuttle, CPA
1901 Post Oak Drive
Suite 4202
Houston, Texas 77027

Re: Exemption Report pursuant to SEC 1934 Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, *Ustocktrade Securities, Inc.*:

1. claims exemption 15c3-3(k)(2(i) from 15c3-3;
2. claims exemption 15c3-3(k)(2(ii) from 15c3-3;
3. has met the identified exemption from January 1 through December 31, 2015, without exception, unless, if applicable, as stated in number 4, below;
4. has no exceptions to report this fiscal year.

Regards,



Daniel Ham

President & CEO

Ustocktrade Securities, Inc.

EXEMPTION REVIEW REPORT

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

EXEMPTION REVIEW REPORT

February 25, 2016

Daniel Ham
Ustocktrade Securities, Inc.
275 Grove Street, Suite 2-200
Newton, MA 02466

Dear Daniel Ham:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Ustocktrade Securities, Inc. identified two provisions of 17 C.F.R. § 15c3-3(k) under which Ustocktrade Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3. Ustocktrade Securities, Inc. stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. Ustocktrade Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ustocktrade Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.



Houston, Texas
February 25, 2016